Brandon Metcalf
CEO & Founder at Place Technology
1mo • Edited •

405%

📈From April 1, 2020 to March 31, 2021, our license revenue grew by 405%.

Come be a part of the future of Place Technology.

Check out our WeFunder page in my comment below to learn more about investing in Place Technology and the future of corporate finance.

#finance #investing

Legal Disclosures: https://lnkd.in/g6DNW8i